Press Release





www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Ref.: Rune Helland VP, Investor Relations Tel.:+47-22544419
Ole Kristian Lunde SVP, Corporate Communications Tel.:+47-2254 4431

Date: 31 October 2006



Orkla reports good third quarter operating performance

Orkla's Industry division achieved strong profit growth, and all businesses have reported better results than last year, both for the third quarter and overall for the year to date. Orkla's Financial Investments division has also achieved good growth in value with a return of 14 % on the investment portfolio so far this year, thereby outperforming the Oslo Stock Exchange and Morgan Stanley's Nordic index.

Orkla's operating profit before amortisation increased 15 % in the third quarter to NOK 1.2 billion. Aggregate operating profit so far this year totals NOK 3.4 billion, up from NOK 3.2 billion last year.

"In terms of profit this has been a good quarter for Orkla, with progress in virtually every area. We are also pleased about the decision to invest in Elkem Solar. This will be an exciting project for Elkem and for Orkla," says Group President and CEO Dag J. Opedal.

The Branded Consumer Goods division reported both sales and profit growth on the Nordic market, while certain markets outside the Nordic region are still challenging. Restructuring and improvement projects, coupled with continuing good markets for Sapa in Europe, contributed to strong profit growth for the Speciality Materials division, which comprises Elkem, Sapa and Borregaard.

The sale of Orkla Media to the Mecom Group was completed as planned, and the gain on the sale totalled NOK 4 billion.

At the end of the third quarter, Orkla's earnings per share were NOK 41.9, compared with NOK 20.2 at the same time last year. Net contribution to profit from divested business (Orkla Media) amounts to NOK 20.0 per share.

Facts and background at www.orkla.com. Illustrations: Go to www.orkla.com, News / Illustrations. Here you can download the Orkla logo, pictures of management, head office etc.

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-30.9. 2006	1.1.-30.9. 2005	1.1.-31.12. 2005	1.7.-30.9. 2006	1.7.-30.9. 2005
Operating revenues	**38,103**	34,661	47,307	**12,651**	11,325
Operating expenses	**(33,335)**	(30,012)	(40,925)	**(10,984)**	(9,798)
Depreciations and write-downs of tangible assets	**(1,336)**	(1,413)	(1,888)	**(447)**	(463)
Amortisation intangible assets	**(159)**	(128)	(223)	**(53)**	(42)
Other revenues and expenses	**0**	(115)	(214)	**0**	0
Operating profit	**3,273**	2,993	4,057	**1,167**	1,022
Profit from associates	**171**	169	152	**149**	78
Dividends	**717**	781	1,018	**119**	109
Gains and losses/write-downs portfolio	**1,555**	1,764	2,186	**199**	672
Financial items, net	**(156)**	(294)	(464)	**(173)**	(74)
Profit before taxes	**5,560**	5,413	6,949	**1,461**	1,807
Taxes	**(1,001)**	(1,065)	(1,089)	**(222)**	(276)
Profit after taxes	**4,559**	4,348	5,860	**1,239**	1,531
Discontinued operations	**4,144**	41	154	**4,002**	1
Profit for the year	**8,703**	4,389	6,014	**5,241**	1,532
Minority	**35**	213	216	**9**	23
Profit before tax, Industry division	**3,130**	2,659	3,465	**1,127**	957
Profit before tax, Financial Investment division	**2,430**	2,754	3,484	**334**	850
Earnings per share (NOK)	**42.0**	20.3	28.1	**25.3**	7.3
Earnings per share diluted (NOK)	**41.9**	20.2	28.1	**25.3**	7.3
Earnings per share diluted (NOK) *	**22.3**	21.6	30.1	**6.1**	7.5

* Excl. amortisation, other revenues and expenses and discontinued operations

Facts and background at www.orkla.com. Illustrations: Go to www.orkla.com, News / Illustrations. Here you can download the Orkla logo, pictures of management, head office etc.



Broad-based operational improvement

Third quarter results 2006
31 October 2006

Roar Engeland
Executive Vice President


ORKLA

Agenda



- Highlights third quarter
- Financial results
- Financial Investments
- Operational performance
  - Branded Consumer Goods
  - Speciality Materials
- Special topic: Elkem Solar investment decision


DIP
CHIPS


ORKLA

Highlights Q3

- Improved results for all operations within the Industry division
  - EBITA +15 % compared with last year
- Return on investment portfolio +14 %, outperformed indices per Q3-06
- Commercialisation of Elkem's solar project with investment of NOK 2.7 billion
- The agreement to sell Orkla Media to Mecom completed
  - Gain on sale NOK 4 billion


ORKLA

Group income statement Q3

Key figures *in NOK million*

1 Jul - 30 Sep	2006	2005	Change
Operating revenues	12 651	11 325	12 %
EBITA*	1 220	1 064	15 %
Amortisation intangibles	-53	-42	
Other revenues and expenses	0	0	
EBIT	1 167	1 022	
Associates	149	78	
Portfolio gains	199	672	
Dividends and net financial items	-54	35	
Profit before tax	1 461	1 807	
Taxes	-222	-276	
Profit after tax	1 239	1 531	
Discontinued operations	4 002	1	
Profit for the year	5 241	1 532	
Earnings per share diluted (NOK)	25.3	7.3	
Earnings per share diluted (NOK)**	6.1	7.5	

* Before amortisation and other revenues and expenses
* Exclusive amortisation, other revenues and expenses and discontinued operations


ORKLA

Strong industrial growth



Change in EBITA
1 064
58
70
75
41
-69
-19
1 220
Q3-05
Branded Consumer Goods
Elkem
Sapa
Borregaard
Financial Investments
Other
Q3-06

Figures in NOK million


ORKLA

Balance sheet

Key figures *in NOK million*

30 Sep	2006	2005
Non current assets	39 206	37 762
Portfolio investments etc.	17 621	15 387
Current assets	26 527	19 418
Total assets	**83 354**	**72 567**
Equity to total assets ratio	53.6 %	50.2 %
Net interest bearing liabilities	19 430	16 388
Net gearing	0.4	0.5


ORKLA

Sale of Orkla Media completed at favourable price

• Favourable price, 12x EBITDA	NOK 7.5 billion
• Book value of gain on sale	NOK 4 billion
• Cash settlement equal to analyst's valuation of Orkla Media	NOK 5.6 billion
• Share in Mecom	NOK 0.9 billion
• Vendor loan	NOK 1.1 billion


ORKLA

Financial Investments






ORKLA

Stock portfolio outperformed indices



Portfolio
MSCI Nordic
OSEBX
S&P 500
14,0 %
11,0 %
11,8 %
7,0 %
29,7 %
25,4 %
37,8 %
12,3 %
2006
2003-2006

Average annual return

Gains and dividends *in NOK million*

2006	1 Jan - 30 Sep	1 Jul - 30 Sep
Unrealised gains	217	777
Net gains and losses	1507	204
Change in fair value of associates	48	-4
Dividend received	711	120
Others and internal gains	-245	-238
Change in net asset value	**2238**	**859**
Capital contribution to Orkla	-500	0



ORKLA

Branded Consumer Goods

Atle Vidar Johansen
Managing Director, Orkla Foods



Blenda
Aloe Vera
Farger



Nugatti
MAX



GRANDIOSA
Lørdagspizza
BIFF
NYHET



ORKLA

Orkla Foods – Continued strong improvement in Nordic

- Underlying top line growth in Nordic +6 %
  - Still pressure on prices and margins
- Weak sales growth at SladCo in Russia
  - Will not reach last year's strong Q4 result
- Satisfactory cost performance due to strong focus on cost reduction programmes

Orkla Foods
in NOK million

1 Jul - 30 Sep	2006	2005	Change
Revenues			
Nordic	2 287	2 170	5 %
Ingredients	692	662	5 %
International	607	559	9 %
Eliminations	- 80	- 67	
Orkla Foods	3 506	3 324	5 %
EBITA			
Nordic	288	278	4 %
Ingredients	35	32	9 %
International	18	9	100 %
Orkla Foods	341	319	7 %
EBITA-margin	9.7 %	9.6 %	



Abba
KALLES
randiga
ägg


ORKLA

Continued positive trend



NOK million
EBITA 12 months rolling basis
1 300
1 200
1 100
1 000
900
800
700
Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05 Q3-05 Q4-05 Q1-06 Q2-06 Q3-06


ORKLA

Orkla Brands - Strong quarter

- Top line growth and strengthened market shares
  - Still challenging for Biscuits in Sweden
- Innovation is the key driver to broad based result improvement
- Cost reduction programmes on track

Orkla Brands
in NOK million

1 Jul - 30 Sep	2006	2005	Change
Revenues	1 737	1 558	11 %
EBITA	327	291	12 %
EBITA-margin	18.8 %	18.7 %	


Smash!


ORKLA

Continued positive trend


EBITA 12 months rolling basis
NOK million
1 200
1 100
1 000
900
800
700
600
500
Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05 Q3-05 Q4-05 Q1-06 Q2-06 Q3-06


ORKLA

Speciality Materials

Hilde Myrberg
Executive Vice President






ORKLA

Elkem – Improved profitability due to restructuring

- Commercialisation of Elkem Solar in 2008
  - Investments NOK 2.7 billion
- Improved profitability for the silicon businesses due to restructuring
- Lower hydro power production partly offset by high prices and strong trading results for the energy business
- Continued strong aluminium markets

Elkem
in NOK million

1 Jul - 30 Sep	2006	2005	Change
Revenues	2,143	2,134	0 %
EBITA	277	207	34 %
EBITA-margin	12.9 %	9.7 %	




ORKLA

Continued strong aluminium markets

- High aluminium prices, but lower than Q2-06
- Weaker results than last year due to lower gain from USD hedging and production stoppage
- Sales volume +7 % compared with Q3 last year
- Strong demand in all segments

EBITA per quarter - Aluminium


140
120
100
80
60
40
20
0
Q1 Q2 Q3 Q4
2003
2004
2005
2006

IFRS accounting from 2004
Figures in NOK million

Hydro power production down from last year

- Lower hydro power production than last year
- High prices and strong trading result
- Water reservoir lower than normal
- Power station in USA sold and transferred
  - Production per year 525 GWh

EBITA per quarter - Energy


250
200
150
100
50
0
Q1 Q2 Q3 Q4
2003
2004
2005
2006

IFRS accounting from 2004
Figures in NOK million

Improved results for Silicon-related

- Improved profitability for the silicon business due to restructuring
- Improved operation and results at Icelandic Alloys
- Materials, Carbon and Calcium Carbide performed well and according to expectations
- Elkem Solar project, total spending in Q3 NOK 52 million (NOK 36 million capitalized)

Silicon-related
in NOK million

1 Jul - 30 Sep	2006	2005	Change
Revenues	1 456	1 518	-4 %
EBITA	66	-27	
EBITA-margin	4.5 %	-1.8 %	


ORKLA

Sapa – Strong European markets

- Strong volume growth +14 %
- Improved operating margin in Profiles
- Continued strong performance for Heat Transfer in China
- Contribution from efficiency programmes supports the profit improvements

Sapa
in NOK million

1 Jul - 30 Sep	2006	2005	Change
Revenues	3 904	2 887	35 %
EBITA	190	115	65 %
EBITA-margin	4.9 %	4.0 %	




ORKLA

Borregaard – Progress for Chemicals

- Significant improved result within Chemicals
  - Price increases and high volumes
  - Contribution from improvement programmes
- Production problems in Switzerland still negatively affect results in speciality cellulose
- Continued high profitability for the energy operations

Borregaard
in NOK million

1 Jul - 30 Sep

Revenues	2006	2005	Change
Energy	100	111	-10 %
Chemicals	1,133	977	16 %
Eliminations	-37	-48	
Borregaard	**1,196**	**1,040**	**15 %**
EBITA			
Energy	55	47	17 %
Chemicals	61	28	118 %
Borregaard	**116**	**75**	**55 %**
EBITA-margin	**9.7 %**	**7.2 %**	


ORKLA

Special topic:
Elkem Solar investment decision








ORKLA

Orkla's starting point in solar energy - two industrial positions




Si-metal
Feedstock
Ingot
Wafer
Cell
Module
System/ Installation
Elkem
Elkem Solar
REC
REC Silicon
REC
REC Wafer
REC
REC Solar


sapa:
Building systems

* 27.5 % shareholding

ORKLA

The market grew 34 % to 1.5 GW in 2005, up to 2.4 GW expected in 2006

Annual module production
GWp


10
9
8
7
6
5
4
3
2
1
0
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Germany is currently the most important market
100 % = 1,460 MW installed in 2005


ROW (235 MW)
16
USA
(100 MW)
7
Japan
(290 MW)
20
57
Germany
(830 MW)

Source: Photon Consulting (high growth projections), Solar Buzz (historical figures and low-range growth projections)


ORKLA

A falling cost curve will make solar power competitive


Solar power cost compared to electric power prices
Cost of electricity production
(€/kWh)
1.0
0.8
0.6
0.4
0.2
0.0
1990
2000
2010E
2020E
2030E
2040E
Cost at 900 sun hours per year
Cost at 1 800 sun hours per year
For some customer groups in Japan and California, solar power is already economically attractive without subsidies
Marginal power cost (gas turbine, etc.)
Base load power (coal, nuclear, water)

Note: The cost range is not indicative of market size, the main volume of electricity produced is produced at base load prices


ORKLA

Source: EC Vision Report 2005 (EPIA: Towards an Effective Industrial policy for PV (RWE Schott Solar))

Increase in subsidies expected


Global solar policy-dollars 2005-2008 ($bn)
$bn
8
6
4
2
0
1.80
3.10
4.80
7.20
2005
2006
2007
2008
Rest of World
India
China
Rest of Europe
Greece
France
Spain
Italy
S Korea
Japan
US
Germany


ORKLA

Source: Photon Consulting

Orkla involved in two new technologies


Metallurgical Silicon
Traditional Poly silicon
(Siemens)
Fluidized Bed (F.B.R.)
Metallurgical
Tri-Chloro-Silane
(TCS)
Mono-Silane
(TCS)
Slag refining
Leaching
Siemens Deposition
CVD
Fluidized Bed
Deposition (FBR)
Solidification
Semiconductor
Grade Silicon
Solar Grade Silicon

	Traditional Poly silicon (Siemens)	Fluidized Bed (F.B.R.)	Metallurgical
Power Cons.	75 – 130 kWh/kg	20 - 40 kWh/kg	10 – 20 kWh/kg
FAC[1]	25 – 35 USD/kg	Min 30 %[2] below conventional Siemens	< 20 USD/kg

1) FAC: Fully absorbed cost, including finance, depreciation and amortization
2) Source: REC


ORKLA

Focus on quality - Product qualified on industrial line
Record 18.1 % efficiency achieved in lab

Product qualified on industrial line....


%
Avg Efficiency
16
15
14
13
12
11
10
Standard cells from line
Cells with ES material
0
10
20
30
40
50
60
70
80
90
number

- Verification: > 50 000 cells tested and qualified for release to market
- Product qualified for commercial supply

...record 18% efficiency achieved in UKON lab


Efficiency:
18.1%
τ [µs]
> 300
100
50
20
10
5
2
< 1

Fig. 3: Bulk lifetime mapping of a 12.5x12.5 cm²

18.1 % efficiency on small area cell proves potential of feedstock

- Photolithographic cell process
- Up to 18.6% efficiency
- Results confirmed by Fraunhofer ISE


ORKLA

Elkem Solar: Metallurgical process




Metallurgical silicon
Slag treatment
Leaching
Solidification
Post treatment

- Well known processes operated by metallurgical industry today
- Avoids transition to silane gas
- Low power consumption
- Room for process simplification, cost reduction and scale


ORKLA

Elkem Solar is prepared to industrialize
New 5 000 MT Elkem Solar Silicon® plant in Kristiansand

- First commercial shipments: Mid 2008
- Jobs: 140-150
- Investment: 2.7 BNOK
- Potential expansion: additional 5 000 MT

Next events

14 Feb 2007	Fourth quarter 2006 results
19 Apr 2007	Annual General Meeting
3 May 2007	First quarter 2007 results


ORKLA

Appendix


ORKLA

Cash flow statement

Key figures *in NOK million*

1 Jan - 30 Sep	2006	2005
Industry division:		
Operating profit	3 175	2 768
Amortisations, depreciations and write-downs	1 491	1 617
Changes in net working capital	-912	-1 004
Net replacement expenditure	-1 163	-1 193
Cash flow from operations	**2 591**	**2 188**
Financial items, net	-451	-261
Cash flow from Industry division	**2 140**	**1 927**
Cash flow from Financial Investments	**1 234**	**813**
Taxes paid and miscellaneous	-909	-511
Cash flow before capital transactions	**2 465**	**2 229**
Dividends paid and shares buy back	-1 869	-1 951
Cash flow before expansion	**596**	**278**
Net expansion	-3 891	-18 246
Net purchases/sales portfolio investments	242	656
Net cash flow	**-3 053**	**-17 312**
Currency translation net interest-bearing debt	-341	271
Change in net interest-bearing debt	**3 394**	**17 041**
Net interest-bearing debt	**19 430**	**16 388**



Largest holdings in the portfolio

Market value *in NOK million*

per 30 Sep 2006

Principal holdings	Industry	Market value	Share of portfolio (%)	Share of equity (%)
Storebrand	Insurance	972	5,5	5,7
Steen & Strøm	Real Estate	933	5,3	11,3
Capio	Health care	773	4,4	5,1
Fast Search	Systems Software	727	4,1	11,2
DnB NOR	Bank	718	4,1	0,7
Hennes & Mauritz	Retailing	679	3,9	0,3
Tomra	Industry	655	3,7	9,5
Vimpelcom	Telecommunication	591	3,4	0,7
Rieber & Søn	Food	570	3,2	14,3
Norsk Hydro	Energy	483	2,7	0,2
Total principal holdings		7 101	40,4	
Market value of entire portfolio		17 592		



Portfolio key figures

Key figures *in NOK million*

	30 Sep 06	31 Dec 05	Change 06
Market value portfolio	17 592	16 149	1 443
Net asset value*	18 780	17 042	1 738
Unrealised gains before tax	5 319	5 102	217
Share of portfolio invested			
- outside Norway	52 %	53 %	-1 % pts
- in listed companies	86 %	85 %	+1 % pts

* NOK 500 million capital contribution to Orkla ASA in 2006


ORKLA

Aluminium hedge in Elkem

Primary Aluminium - LME 3 month USD/MT



- Elkem Aluminium recorded a loss of NOK 102 million on its metal hedging in Q3-06 (50 % basis)
- At the end of the second quarter 452,525 MT of aluminium were sold forward at an average price of USD 1,773 per MT (100 % basis). Put options for 26,500 MT have been purchased with an average strike price of USD 1,730 per MT.
  This corresponds to approximately 2.5 years of exposure
- Unrealised metal hedging losses total NOK 730 million (50 % basis), distributed over 2006-2010

Foreign exchange - USD/NOK



- Elkem Aluminium recorded a gain of NOK 6 million on its currency hedging in Q3-06 (50 % basis)
- At the end of the third quarter there is no USD hedge remaining


ORKLA

Currency translation effects Q3-06

in NOK million

Revenues	Q3-06
Orkla Foods	54
Orkla Brands	18
Elkem	0
Sapa	140
Borregaard	-2
Total	**210**

EBITA	Q3-06
Orkla Foods	5
Orkla Brands	2
Elkem	0
Sapa	9
Borregaard	0
Total	**16**


ORKLA

Financial items


ORKLA

Financial items

Key figures *in NOK million*

1 Jan - 30 Sep	2006	2005	Full year 2005
Net interest expenses	-447	-355	-469
Currency gain/loss	18	33	8
Other financial items, net	273	28	-3
Net financial items	**-156**	**-294**	**-464**



Equity and liabilities



NOK billion
Net gearing
48
44
40
36
32
28
24
20
16
12
8
4
0
-4
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 Q1-06 Q2-06 Q3-06
Equity
Net interest-bearing debt
Net gearing

Figures as reported
IFRS accounting from 2004



Debt maturity profile 30 Sep 2006



NOK million
Average maturity
4.9 years
10 000
8 000
6 000
4 000
2 000
0
2006
2007
2008
2009
2010
2011
2012
2013
2014 -
Drawn amounts
Unutilised credit facilities


ORKLA

Funding Sources 30 Sep 2006



Unutilised credit
facilities 39 %
Bonds and CPs 37 %
13.2
12.4
7.9
Banks 24 %

Figures in NOK billion


ORKLA

"Exemption No. 82-3998"

ORKLA

THIRD QUARTER 2006

KEY FIGURES THIRD QUARTER FOR ORKLA ASA

Amounts in NOK million*	1.1.-30.9. 2006	1.1.-30.9. 2005	1.1.-31.12. 2005	1.7.-30.9. 2006	1.7.-30.9. 2005
Operating revenues	**38,103**	34,661	47,307	**12,651**	11,325
Operating profit before amortisation and other revenues and expenses	**3,432**	3,236	4,494	**1,220**	1,064
Profit before taxes	**5,560**	5,413	6,949	**1,461**	1,807
Earnings per share diluted (NOK)	**41.9**	20.2	28.1	**25.3**	7.3
Cash flow from operations	**2,591**	2,188	3,765	**1,285**	1,107
Net interest-bearing debt	**19,430**	16,388	16,036		
Equity (%)	**53.6**	50.2	50.8		
Net gearing	**0.44**	0.45	0.42		

OPERATING REVENUES

NOK million



14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
1Q 2Q 3Q 4Q
2005
1Q 2Q 3Q
2006

OPERATING PROFIT*

NOK million



1 400
1 200
1 000
800
600
400
200
0
1Q 2Q 3Q 4Q
2005
1Q 2Q 3Q
2006

* Before amortisation and other revenues and expenses

THE THIRD QUARTER IN BRIEF

- Third quarter operating profit before amortisation was 15 % higher than last year, totalling NOK 1,220 million. All the business areas in the Industry division achieved profit growth.
- Branded Consumer Goods reported both sales and profit growth on the Nordic market, while certain markets outside the Nordic region remain challenging.
- The positive effects of restructuring and improvement projects and the continuing good markets for Sapa in Europe contributed to strong profit growth for Speciality Materials.
- Good underlying[2] development in the value of the investment portfolio. At quarter-end, the return on the portfolio was 14 %, which was higher than both the Oslo Stock Exchange Benchmark Index and the Morgan Stanley Nordic Index. Due to low realised gains, however, book profit from the Financial Investments division was lower than last year.
- The sale of the Media business has been completed as planned and the net contribution to profit from the discontinued operations amounted to NOK 4,144 million at the end of the third quarter.
- Group pre-tax profit totalled NOK 1,461 million in the third quarter (NOK 1,807 million)[1]. So far this year, Group earnings per share diluted amount to NOK 41.9 (NOK 20.2)[1], of which the net contribution to profit from discontinued operations was NOK 20.0 per share.

[1] The figures in brackets are for the same period last year
[2] Excluding acquisitions, divestments and currency translation effects

More information about Orkla is available at **www.orkla.com**

MAIN TRENDS

The sale of the Media business was recognised in the financial statements in the third quarter. The net contribution to profit from discontinued operations is shown after tax and minority interests on a single line in the income statement. Comparable historical figures have been adjusted accordingly. Final completion took place on 11 October 2006, so the effect of the transaction on cash flow will not be evident until the fourth quarter.

After adjustments for discontinued operations, Group operating revenues totalled NOK 12,651 million (NOK 11,325 million)[1] in the third quarter. Strong volume growth and high aluminium prices once again boosted revenues for Sapa, and underlying[2] revenues were 33 % higher in the third quarter than in the same quarter last year. Both Orkla Foods and Orkla Brands achieved growth in the Nordic region, and underlying[2] operating revenues for the Branded Consumer Goods area as a whole were up 2 %. New business in Branded Consumer Goods increased revenues by approximately NOK 260 million. In the third quarter, the NOK weakened against both the USD and EUR-related currencies. Currency translation effects increased revenues by more than NOK 200 million in the third quarter, while accumulated currency translation effects are slightly negative so far this year. At the end of September, operating revenues amounted to NOK 38,103 million (NOK 34,661 million)[1].

Group operating profit before amortisation totalled NOK 1,220 million in the third quarter (NOK 1,064 million)[1]. At the end of the third quarter, operating profit before amortisation was NOK 3,432 million (NOK 3,236 million)[1]. Improvements in the Nordic region contributed to underlying[2] profit growth for both Orkla Foods (+3 %) and Orkla Brands (+7 %) in the third quarter. In Russia there are still challenges in connection with the sales and distribution situation, but the chocolate and biscuits company SladCo reported slightly higher profit than last year. Sapa's good profit growth was driven by a continuing strong growth in demand in Europe and Asia and the positive effects from improvement projects. For Elkem, restructuring contributed to profit improvement for Silicon Metal, while the operating situation at Icelandic Alloys also improved significantly compared to the same period last year. For Primary Aluminium, the reduced effect of favourable currency hedging contracts offset the effect of higher aluminium prices and profit was on a par with the third quarter of last year. Somewhat improved market conditions and the effects of improvement programmes boosted sales and profit for Borregaard, while the operations in Switzerland are still affected by a weak operating situation and high costs. Orkla's interests in Hjemmet Mortensen (40 % financial stake) and Netzeitung GmbH (100 % owned) are reported under "Other business". At the end of the third quarter, Orkla's interest in Hjemmet Mortensen generated operating profit before amortisation of NOK 86 million (NOK 92 million)[1]. The German operations is still in the development phase and has had a minor deficit so far this year.

On 27 October the Board of Directors of Orkla ASA decided to invest NOK 2.7 billion in a plant that will produce 5,000 tonnes of solar grade silicon for solar cells per year.

Associates primarily consist of Jotun (42.5 % interest) and the Renewable Energy Corporation (REC) in which Orkla has a 27.5 % interest. So far this year, underlying[2] sales and profit growth have been positive for both Jotun and REC. REC is a listed company and reported an increase in operating revenues of 89 % and EBITA of 215 % so far this year compared to the same period last year. At the end of the third quarter, REC's operating revenues and EBITA amounted to NOK 3,014 million (NOK 1,597 million)[1] and NOK 1,050 million (NOK 333 million)[1] respectively. At the end of the first eight months, Jotun had increased its operating revenues by 13 % to NOK 5,159 million (NOK 4,571 million)[1] and EBITA was NOK 550 million (NOK 497 million)[1].

The value of Orkla's investment portfolio grew relatively well in the third quarter and at the end of September the return on the portfolio was 14.0 %, compared to a rise of 11.0 % for the Morgan Stanley Nordic Index and 11.8 % for the Oslo Stock Exchange Benchmark Index. The dividend-adjusted FTSE World Index was up 9.0 %. Due to low realisation of gains, book portfolio gains amounted to NOK 199 million (NOK 672 million)[1] in the third quarter. At quarter-end, unrealised gains totalled just over NOK 5.3 billion.

At the end of the third quarter, the Group's tax charge is estimated to be 18 % and Group earnings per share diluted were NOK 41.9 (NOK 20.2)[1], of which the gain and contribution to profit from discontinued operations amounted to NOK 20.0 per share. Excluding amortisation, other revenues and expenses and discontinued operations, earnings per share were NOK 22.3 (NOK 21.6)[1]. The increase in profit for the Industry division was partially offset by somewhat lower realised gains from the investment portfolio.

ORKLA FOODS

- 5 % top-line growth for Orkla Foods Nordic but continuing pressure on prices and margins
- Broad-based progress in the Nordic region for groceries, catering and baking ingredients
- Continued negative sales growth for the chocolate and biscuits company SladCo in Russia

Orkla Foods' operating revenues amounted to NOK 3,506 million in the third quarter (NOK 3,324 million)[1]. Underlying[2] growth was 1 % compared to the same period last year. Operating profit before amortisation totalled NOK 341 million (NOK 319 million)[1], equivalent to a underlying[2] growth of 3 %.

Operating revenues so far this year total NOK 10,065 million (NOK 9,788 million)[1]. At the end of September, operating profit before amortisation was NOK 819 million, compared with NOK 780 million in the same period of 2005. Adjusted for acquisitions and divestments, this is equivalent to a profit growth of 4 %.

Orkla Foods Nordic reported third quarter operating revenues of NOK 2,287 million (NOK 2,170 million)[1], equivalent to underlying[2] growth of 6 %. Operating profit before amortisation was NOK 288 million (NOK 278 million)[1]. Adjusted for acquisitions and divestments, profit

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-30.9. 2006	1.1.-30.9. 2005	1.1.-31.12. 2005	1.7.-30.9. 2006	1.7.-30.9. 2005
Operating revenues	**38,103**	34,661	47,307	**12,651**	11,325
Operating expenses	**(33,335)**	(30,012)	(40,925)	**(10,984)**	(9,798)
Depreciations and write-downs of tangible assets	**(1,336)**	(1,413)	(1,888)	**(447)**	(463)
Amortisation intangible assets	**(159)**	(128)	(223)	**(53)**	(42)
Other revenues and expenses	**0**	(115)	(214)	**0**	0
Operating profit	**3,273**	2,993	4,057	**1,167**	1,022
Profit from associates	**171**	169	152	**149**	78
Dividends	**717**	781	1,018	**119**	109
Gains and losses/write-downs portfolio investments	**1,555**	1,764	2,186	**199**	672
Financial items, net	**(156)**	(294)	(464)	**(173)**	(74)
Profit before taxes	**5,560**	5,413	6,949	**1,461**	1,807
Taxes	**(1,001)**	(1,065)	(1,089)	**(222)**	(276)
Profit after taxes	**4,559**	4,348	5,860	**1,239**	1,531
Discontinued operations	**4,144**	41	154	**4,002**	1
Profit for the year	**8,703**	4,389	6,014	**5,241**	1,532
Minority	**35**	213	216	**9**	23
Profit before tax, Industry division	**3,130**	2,659	3,465	**1,127**	957
Profit before tax, Financial Investment division	**2,430**	2,754	3,484	**334**	850
Earnings per share (NOK)	**42.0**	20.3	28.1	**25.3**	7.3
Earnings per share diluted (NOK)	**41.9**	20.2	28.1	**25.3**	7.3
Earnings per share diluted (NOK)*	**22.3**	21.6	30.1	**6.1**	7.5

The interim report has been prepared in accordance with IAS 34 Interim Financial Reporting

* Excl. amortisation, other revenues and expenses and discontinued operations

was up 4 %. Stabburet (Norway), Procordia Food and Abba Seafood (both in Sweden), Felix Abba (Finland) and Beauvais (Denmark) all achieved profit growth. Bakers (Norway) and Panda (Finland) reported slightly weaker operating profit. The cost reduction programmes are proceeding according to plan, but raw material prices increased in the Nordic region, some of them significantly.

Operating revenues for Orkla Foods International totalled NOK 607 million (NOK 559 million)[1] in the third quarter. Operating profit before amortisation was NOK 18 million (NOK 9 million)[1]. The chocolate and biscuits company SladCo reported weak sales growth, but operating profit was positive. In the fourth quarter of last year, SladCo posted particularly high profit, driven by substantial sales to distributors and retailers. A lower contribution to profit from SladCo is therefore anticipated for the fourth quarter of this year. The integration of the chocolate company Krupskaya is proceeding as anticipated. Sales growth was still good in the Baltic States. Integration of the margarine company Royal Brinkers in Romania and coordination of production are proceeding as planned.

Orkla Food Ingredients reported operating revenues of NOK 692 million (NOK 662 million)[1] in the third quarter. Operating profit before amortisation totalled NOK 35 million (NOK 32 million)[1]. Orkla Food Ingredients increased its market shares on several of its main markets. The cost performance of several of the larger companies was favourable due to a number of cost reduction measures. The greatest improvements were achieved by Idun Industri (Norway), KåKå (Sweden), Odense Marcipan and Credin bageripartner (both in Denmark).

ORKLA BRANDS

- Profit growth primarily linked to sales growth and expansion
- Continued improvement in market shares
- The acquisition of Dansk Droge was completed in early September and is included in the financial statements as of 1 September.

Orkla Brands' operating revenues amounted to NOK 1,737 million in the third quarter (NOK 1,558 million)[1]. Adjusted for new businesses (Collett Pharma and Dansk Droge) and exchange rate fluctuations, operating revenues were 2 % higher than last year. The Snacks business, Lilleborg, Confectionery and Textiles all reported good revenue growth in the third quarter, largely due to increased distribution, new product launches and a high level of activity. Some companies experienced delivery problems that intensified towards the end of the quarter. This will have a negative impact in the fourth quarter as well. At the end of the third quarter, accumulated underlying[2] growth in operating revenues was 2 %.

Operating profit before amortisation totalled NOK 327 million (NOK 291 million)[1] for the third quarter. Adjusted for acquired businesses, this is approximately NOK 25 million higher than last year. Profit growth was largely ascribable to a combination of revenue growth and somewhat lower investments in advertising. However, advertising investments are expected to increase somewhat in the fourth quarter. Profit

OPERATING REVENUES						**OPERATING PROFIT***				
	1.1.-30.9.		*1.1.-31.12.*	*1.7.-30.9.*		*1.1.-30.9.*		*1.1.-31.12.*	*1.7.-30.9.*	
Amounts in NOK million	**2006**	2005	2005	**2006**	2005	**2006**	2005	2005	**2006**	2005
Orkla Foods Nordic	**6,685**	6,420	8,864	**2,287**	2,170	**721**	690	997	**288**	278
Orkla Food Ingredients	**2,020**	1,948	2,743	**692**	662	**94**	85	143	**35**	32
Orkla Foods International	**1,581**	1,611	2,312	**607**	559	**4**	5	73	**18**	9
Eliminations Orkla Foods	**(221)**	(191)	(269)	**(80)**	(67)	**-**	-	-	**-**	-
Orkla Foods	**10,065**	9,788	13,650	**3,506**	3,324	**819**	780	1,213	**341**	319
Orkla Brands	**5,165**	4,572	6,336	**1,737**	1,558	**848**	783	1,049	**327**	291
Eliminations Branded Consumer Goods	**(81)**	(180)	(249)	**(28)**	(71)	**-**	-	-	**-**	-
Branded Consumer Goods	**15,149**	14,180	19,737	**5,215**	4,811	**1,667**	1,563	2,262	**668**	610
Elkem Energy	**1,252**	1,103	1,473	**412**	370	**389**	433	571	**116**	136
Elkem Primary Aluminium	**1,952**	1,733	2,333	**593**	532	**398**	317	452	**95**	98
Elkem Silicon-related	**4,235**	4,851	6,469	**1,456**	1,518	**98**	79	131	**66**	(27)
Eliminations Elkem	**(720)**	(887)	(1,147)	**(318)**	(286)	**-**	-	-	**-**	-
Elkem	**6,719**	6,800	9,128	**2,143**	2,134	**885**	829	1,154	**277**	207
Sapa	**11,993**	9,353	12,517	**3,904**	2,887	**603**	401	496	**190**	115
Borregaard Energy	**323**	256	343	**100**	111	**167**	112	157	**55**	47
Borregaard Chemicals	**3,209**	3,131	4,170	**1,133**	977	**126**	138	142	**61**	28
Eliminations Borregaard	**(111)**	(137)	(155)	**(37)**	(48)	**-**	-	-	**-**	-
Borregaard	**3,421**	3,250	4,358	**1,196**	1,040	**293**	250	299	**116**	75
Eliminations Speciality Materials	**(141)**	(66)	(92)	**(61)**	(21)	**-**	-	-	**-**	-
Speciality Materials	**21,992**	19,337	25,911	**7,182**	6,040	**1,781**	1,480	1,949	**583**	397
H.O./Other operations/Eliminations	**460**	446	655	**146**	151	**(114)**	(31)	(23)	**(27)**	(8)
Industry division	**37,601**	33,963	46,303	**12,543**	11,002	**3,334**	3,012	4,188	**1,224**	999
Financial investment division	**502**	698	1,004	**108**	323	**98**	224	306	**(4)**	65
Group	**38,103**	34,661	47,307	**12,651**	11,325	**3,432**	3,236	4,494	**1,220**	1,064

* Before amortisation and other revenues and expenses

growth was relatively broad-based, and only the Biscuits business did not achieve profit growth in the third quarter. This has been a general trend for the Biscuits business in the past year and is mainly due to weak volume growth in Sweden. Efforts to reduce costs in all parts of the value chain are ongoing.

The acquisition of Dansk Droge was completed at the beginning of September and the company was integrated into the financial statements from the same date. A new management team has been established for the Dietary Supplements area and the integration of the company is proceeding according to plan.

The main new launches in the third quarter were Smash!Bar (Confectionery), Blenda Aloe Vera (Lilleborg), Möllers VAK-R (Dietary Supplements) and Polly Spesialnøtter (Snacks Norway). New products launched in the first quarter, such as Nidar Smågodtfavoritter (Confectionery), OMO Tabletter (Lilleborg), Bixit Sport (Biscuits) and Pierre Robert (Textiles) also made a good contribution in the third quarter.

The overall trend for market shares was positive.

ELKEM

- On 27 October the Board of Directors of Orkla ASA decided to invest in a plant that will produce 5,000 tonnes of solar grade silicon for solar cells per year
- Restructuring contributed to higher profit from the silicon-related units
- For the Energy business lower energy production was offset to some degree by higher prices and good trading result

Elkem's third quarter operating revenues totalled NOK 2,143 million (NOK 2,134 million)[1]. Operating profit before amortisation amounted to NOK 277 million (NOK 207 million)[1].

Profit for the Primary Aluminium business was slightly lower than in the corresponding quarter of last year. This was primarily due to the fact that results in 2005 were positively affected by currency hedging gains, which amounted to NOK 41 million compared with NOK 6 million this year. The average aluminium price for three months' delivery on the London Metal Exchange (LME) this quarter was USD 2,527, compared with USD 1,847 in the third quarter of 2005. Total volume delivered was 78,520 tonnes. A metal hedging loss of NOK 102 million was realised in the third quarter while, as mentioned earlier, a gain of NOK 6 million was realised on currency hedging. Primary aluminium prices remain high at the start of the fourth quarter, and slightly higher

than the average price for the third quarter. The market is expected to stay strong for the remainder of the fourth quarter. Equipment problems at the plant in Mosjøen has led to extraordinary costs and somewhat reduced production in the quarter.

The Energy business reported satisfactory profit for the third quarter, primarily driven by good profit from trading. Elkem's hydropower production in Norway totalled 601 GWh, which is 223 GWh lower than in the corresponding period last year. There has been less inflow in Western Norway than normal, whereas it has improved in Northern Norway since the second quarter of 2006. The system price on the Nordic market rose from 39.3 øre/kWh in July to 53.1 øre/kWh in August before falling to 52.5 øre/kWh in September. At the end of the third quarter, Elkem's resource situation, in the form of reservoirs, was generally somewhat weaker than normal for the time of year, but Elkem's reservoir levels are higher than the average in Norway.

Profit from the silicon-related units was significantly higher than in the same period last year. The markets for silicon metal and ferrosilicon improved slightly in the third quarter, but the rise in profit can mainly be ascribed to restructuring and improvement programmes. Market prices for silicon increased slightly in the third quarter due to reduced production capacity. The operational and profit performance of the other silicon-related units was good.

On 27 October the Board of Directors of Orkla ASA decided to invest NOK 2.7 billion in a plant that will produce 5,000 tonnes of solar grade silicon for solar cells per year. The plant will be integrated into Elkem Fiskaa's existing silicon plant in Kristiansand and ordinary deliveries are scheduled to start in mid-2008. Production will be based on a new metallurgical process technology developed by Elkem Solar that is both competitive and environmentally friendly.

In the meeting on 27 October the Board of Directors of Orkla ASA also approved an investment in a new alloying and finishing facility for ferrosilicon on Iceland. In this respect, please refer to Elkem's press release on 13 October.

SAPA

- A good quarter with strong profit growth
- 14 % volume growth driven by continuing good markets for profiles and building systems in Europe, and Heat Transfer in Asia
- Both higher prices and productivity improvements contributed to profit growth

Delivered volumes in the third quarter totalled 102,850 tonnes (90,318 tonnes)[1], which is an increase of 14 %. There was 17 % volume growth for Profiles in Europe and 15 % for Heat Transfer, while volume for Profiles in the USA declined 1 %. The acquisition of the Slovakian company Sapa Profily contributed 3,800 tonnes (4 %) of total volumes.

Demand on most European extrusion markets was good in the third quarter, but the growth rate was slightly lower than in the first six months. At the end of September, market growth was estimated to be over 5 % and Sapa Profiles had strengthened its position in most markets. The market for building systems continued to develop well in the third quarter, and markets remained robust in France and Scandinavia.

In the USA, market growth was slightly weaker in the third quarter, primarily due to market trends in the new housing segment. Heat Transfer in China reported another good quarter, and the Swedish business also achieved improved results and recovered some of the volumes and margins lost in previous periods.

Third quarter operating revenues ended at NOK 3,904 million (NOK 2,887 million)[1]. In SEK, revenues again grew 30 % this quarter, largely due to higher metal prices as well as volume growth. The average price in USD of aluminium delivered on the LME was 37 % higher than in the third quarter of 2005. Acquisitions led to a 4 % rise in operating revenues, while exchange rate differences in translation to SEK had a negative impact of 1 %.

Operating profit before amortisation increased by 65 % in the third quarter, to NOK 190 million (NOK 115 million)[1]. Restructuring costs totalling NOK 10 million, mainly related to workforce reduction programmes (NOK 57 million so far this year), were recognised in the third quarter. Profiles, Building System and Heat Transfer all achieved good profit growth compared to last year. Third quarter results were positively affected by higher sales prices in the Profiles business. The improvement programmes initiated in the first half of 2005 continued to improve productivity and had a positive impact on profit.

BORREGAARD

- Price increases and improvement measures are substantially boosting profit
- Production problems in Switzerland continue to have a negative impact on profit from Speciality Cellulose
- Good profit from the energy business

Borregaard's operating revenues for the third quarter of 2006 totalled NOK 1,196 million (NOK 1,040 million)[1], equivalent to an underlying[2] growth of 14 % compared with the same quarter last year.

Operating profit before amortisation amounted to NOK 116 million (NOK 75 million)[1]. Borregaard Ingredients & Pharma, Borregaard LignoTech and Borregaard Energy reported improved results, while profit for Borregaard ChemCell was stable. Higher prices and the effect of improvement programmes had a positive impact, while production problems in Switzerland and high oil-related costs (energy and freight) reduced profit. Furthermore, restructuring costs of NOK 14 million related to the winding up of the lignin production in Sweden and work-force reductions were recognised in the third quarter.

Operating revenues for the first three quarters totalled NOK 3,421 million (NOK 3,250 million)[1]. In terms of underlying business, this is an increase of 10 % compared with last year. Operating profit before amortisation so far this year amounted to NOK 293 million (NOK 250 million).

GROUP BALANCE SHEET

Amounts in NOK million	30.9. 2006	30.9. 2005	31.12. 2005
Intangible assets	**17,457**	16,618	18,077
Tangible assets	**16,086**	17,561	16,912
Financial non-current assets	**5,663**	3,583	3,629
Non-current assets	**39,206**	37,762	38,618
Inventories	**6,587**	6,306	6,055
Receivables	**17,538**	10,291	11,348
Portfolio investments	**17,621**	15,387	16,177
Cash and cash equivalents	**2,402**	2,821	2,411
Current assets	**44,148**	34,805	35,991
Total assets	**83,354**	72,567	74,609
Paid-in equity	**2,007**	2,010	2,010
Earned equity	**42,265**	33,706	35,167
Minority interests	**382**	705	746
Equity	**44,654**	36,421	37,923
Provisions	**5,393**	6,032	5,799
Non-current interest-bearing liabilities	**11,187**	14,096	13,045
Current interest-bearing liabilities	**11,202**	5,660	5,703
Other current liabilities	**10,918**	10,358	12,139
Equity and liabilities	**83,354**	72,567	74,609
Equity ratio (%)	**53.6**	50.2	50.8

CHANGE IN EQUITY

Amounts in NOK million	1.1.-30.9. 2006	1.1.-30.9. 2005	31.12. 2005
Equity 1 January	**37,177**	31,246	31,246
Profit for the year after minorities	**8,668**	4,176	5,798
Dividends	**(1,643)**	(1,957)	(1,952)
Purchase/sale of own share	**(171)**	52	63
Change in fair value portfolio	**125**	1,490	1,536
Change in fair value hedging instruments	**120**	(19)	(571)
Option costs	**16**	22	26
All-inclusive principle due to acquisitions	**0**	1,220	1,445
Translation effects	**(20)**	(514)	(414)
Equity at end of period	**44,272**	35,716	37,177

Effects of implementing IAS 32/39 Financial Instruments are recognised in the opening balance at 1 January 2005

CASH FLOW*)

Amounts in NOK million	1.1.-30.9. 2006	1.1.-30.9. 2005	1.1.-31.12. 2005	1.7.-30.9. 2006	1.7.-30.9. 2005
Industry division:					
Operating profit	**3,175**	2,768	3,751	**1,172**	956
Amortisation, depreciations and write-downs	**1,491**	1,617	2,145	**499**	490
Change in net working capital	**(912)**	(1,004)	(411)	**1**	135
Cash flow from operations before net replacement expenditures	**3,754**	3,381	5,485	**1,672**	1,581
Net replacement expenditures	**(1,163)**	(1,193)	(1,720)	**(387)**	(474)
Cash flow from operations	**2,591**	2,188	3,765	**1,285**	1,107
Financial items, net	**(451)**	(261)	(507)	**(152)**	(65)
Cash flow from Industry division	**2,140**	1,927	3,258	**1,133**	1,042
Cash flow from Financial Investments division	**1,234**	813	706	**(146)**	222
Taxes paid	**(1,159)**	(848)	(1,235)	**(109)**	(112)
Other	**250**	337	694	**280**	277
Cash flow from capital transactions	**2,465**	2,229	3,423	**1,158**	1,429
Dividends paid	**(1,698)**	(2,003)	(2,049)	**(230)**	(179)
Net share buy-back/sale	**(171)**	52	63	**(292)**	11
Cash flow before expansion	**596**	278	1,437	**636**	1,261
Expansion investments, Industry division	**(751)**	(478)	(737)	**(268)**	(247)
Sold companies	**394**	36	383	**387**	36
Acquired companies	**(3,534)**	(17,804)	(18,560)	**(900)**	(323)
Net purchases/sales portfolio investments	**242**	656	660	**(598)**	357
Net cash flow	**(3,053)**	(17,312)	(16,817)	**(743)**	1,084
Currency translation net interest-bearing debt	**(341)**	271	128	**(426)**	(178)
Change in net interest-bearing debt	**3,394**	17,041	16,689	**1,169**	(906)
Net interest-bearing debt	**19,430**	16,388	16,036		

*) The cash flow is based on that Orkla Media is presented as discontinued operations

Borregaard LignoTech posted higher profit than in the third quarter of 2005. A high sales volume (particularly to the construction industry) and higher prices offset the rise in oil-related and restructuring costs. The delivery agreement with the Russian lignin producer Vyborg and the integration of the Brazilian lignin company, Melbar, made a positive contribution.

Borregaard ChemCell reported profit on a par with the corresponding period last year. Products are more specialised and prices slightly higher. Production in Switzerland improved somewhat during the quarter, but higher energy and timber costs, combined with scheduled stoppages for maintenance in both Norway and Switzerland, had a negative impact. The ethanol business performed well in the third quarter.

Borregaard Ingredients & Pharma posted higher profit than in the corresponding quarter of last year. Deliveries of pharmaceutical intermediates were high. The diphenol business also performed favourably. Aroma chemicals implemented further price increases. The yeast business benefited from positive market trends, but profit was reduced due to higher costs and low productivity. Denomega reported accelerating sales of Omega-3 oils and is now working to increase production to meet customer demand.

Borregaard Energy again achieved very satisfactory profit in the third quarter, slightly higher than last year. Borregaard's own production and contract based supply of power were lower, resulting in lower sales

volume on the market, but this was partly offset by higher prices. Profit from financial power trading was higher than last year.

FINANCIAL INVESTMENTS

Total pre-tax profit for the Financial Investments division in the third quarter was NOK 334 million (NOK 850 million)[1].

The rise in the value of Orkla's investment portfolio was relatively good in the third quarter, and the return on the portfolio was 4.9 %. The Morgan Stanley Nordic Index rose 5.4 % and the Oslo Stock Exchange Benchmark Index fell 1.3 %. So far this year, the return on the portfolio has been 14.0 % compared to 11.0 % for the Morgan Stanley Nordic Index and 11.8 % for the Oslo Stock Exchange Benchmark Index.

Relatively few portfolio gains were realised and combined with a change in the fair value of associates they amounted to NOK 199 million (NOK 672 million)[1]. Dividends received totalled NOK 119 million (NOK 109 million)[1].

Net purchases of shares totalled NOK 598 million in the third quarter. The net asset value of the portfolio rose by NOK 859 million during the quarter, totalling NOK 18,780 million at quarter-end. The market value of the portfolio was NOK 17,592 million and investments outside Norway accounted for 52 %. At the end of September, unrealised gains amounted to NOK 5,319 million, equivalent to 30 % of the portfolio's market value.

The high activity in the field of investment advisory services continues for Orkla Finans. Two new offices were opened, in Kristiansand and Sandvika, in the third quarter. Operating revenues for the quarter amounted to NOK 55 million (NOK 52 million)[1] and operating profit was NOK 5 million (NOK 4 million)[1].

No gains were realised on real estate in the third quarter, and operating profit for Orkla Real Estate was NOK -2 million (NOK 65 million)[1].

DISCONTINUED OPERATIONS

As mentioned earlier, the sale of the media business was recognised in the financial statements for the third quarter. The net contribution to profit from discontinued operations was NOK 4,002 million (NOK 1 million)[1] in the third quarter and NOK 4,144 million (NOK 41 million)[1] so far this year.

The final settlement took place on 11 October and therefore the effect of the transaction will not appear in the cash flow statement until the fourth quarter.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities totalled NOK 1,285 million in the third quarter, up NOK 178 million from the same quarter of last year. Working capital was slightly reduced, primarily due to reduced inventories at Elkem, while the continuing high price of aluminium increased the value of Sapa's inventories.

Expansion investments amounted to NOK 268 million in the third quarter and were largely related to Elkem and the hydropower development at Saudefaldene, the anode factory at Mosjøen and the capitalisation of costs related to the solar project.

In the third quarter, acquisitions amounted to NOK 900 million, most of which was related to Orkla Brands' purchase of Dansk Droge.

Net purchases of portfolio shares in the third quarter amounted to NOK 598 million (net sales of NOK 357 million)[1]. Net third-quarter purchases of Orkla's own shares amounted to NOK 292 million (net sales of NOK 11 million)[1].

Net interest-bearing liabilities increased by NOK 1,169 million, amounting to NOK 19,430 million at quarter-end. The sale of the media business alone will reduce net interest-bearing liabilities by approximately NOK 6.5 billion in the fourth quarter.

The Group's average borrowing rate on interest-bearing liabilities was 4.1 % in the third quarter and the proportion of interest-bearing liabilities at floating interest rate was 81 %. The loans were mainly in SEK, EUR, USD and NOK. At the end of September, the equity-to-total-assets ratio was 53.6 %.

OUTLOOK

Macro-economic indicators confirm the picture of a slight slowdown in the USA, while the outlook in Europe is somewhat more positive. Inflation data also showed moderating price growth in most regions.

Moderate growth is anticipated on the Nordic grocery market, but the larger proportion of private labels means that the market is still challenging in most categories. Outside the Nordic region profitability remains weak in certain Branded Consumer Goods companies.

Energy prices in Norway are expected to remain high. At the end of September, the resource situation for Elkem, in the form of reservoirs, was generally somewhat weaker than normal for the time of year, but reservoir levels were better than the average in Norway.

For Sapa, market prospects are still positive for profiles and building systems in Europe, even though growth may be lower than at the start of the year. In the USA, the market for profiles is expected to be relatively weak in the fourth quarter. Aluminium prices are expected to remain high in the fourth quarter. Although there has been a moderate rise in demand for Borregaard's products at the start of the fourth quarter, the company still faces challenging operating parameters.

Cost reduction and improvement projects that are being carried out in all parts of the Group are expected to make a positive contribution.

Overall, the Nordic financial markets improved in the third quarter, although the Norwegian market declined slightly.

Oslo, 30 October 2006
The Board of Directors of Orkla ASA